May 7, 2007
VIA EDGAR
Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561
Re:       United Bankshares, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2006
Dear Mr. Vaughn:
This letter is provided on behalf of United Bankshares, Inc. (“United” or the “Company”) in response to your letter of April 20, 2007 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2006. In accordance with your request, we have responded to each of the comments included in your letter. Our responses to each of the items noted in your letter are detailed below.
Set forth below in italics are each of the comments contained in the staff’s letter, together with the Company’s responses. The items are set forth in the order in which they appear in the staff’s letter.
Form 10-K for Fiscal Year Ended December 31, 2006
Note A – Summary of Significant Accounting Policies, page 49
Derivative Financial Instruments, page 52
1.	Please address the following regarding your response to comment 1 of our letter dated March 30, 2007:
•	Tell us what the repricing intervals are for the two hedge instruments for which you are applying short-cut accounting.

Mr. Kevin Vaughn
May 7, 2007

Response:
The repricing interval for the two fair value hedges in which United is applying the short-cut method of hedge accounting is monthly.
•	You state that you are applying the “long-haul” method of hedge accounting in your fair value hedge of an individual commercial loan. You also state that you assess effectiveness retrospectively and prospectively to ensure that a high correlation exists between the “critical terms” of the hedged item and the hedge derivative. Tell us the terms of the commercial loan and the hedge instrument, and identify those terms you believed were critical.
Response:
In reviewing our prior response, we did not intend to imply that we utilized a “critical terms match” approach for our fair value hedges. We do not use such an approach. In assessing effectiveness of the fair value hedge of an individual commercial loan, United considers all contractual terms of the commercial loan and the hedge instrument, and thus no known instances of variability are excluded from the effectiveness test. Below is a summary of the terms for both the commercial loan and the hedge instrument that United is taking into account in our effectiveness testing:

Applicable Terms	Commercial Loan	Hedging Instrument

Notional Amount	$10,000,000	$10,000,000

Fixed Rate	7.17%	5.42%

Term	5 Years	5 Years

Maturity Date	10/3/2013	10/3/2013

Payment Dates	Monthly beginning 11/3/08	Monthly beginning 11/3/08

•	Tell us if there were any other terms that you excluded from your effectiveness testing for this hedge because you did not consider them critical. Specifically, tell us how you considered the difference between the credit quality of the loan payor versus the counterparty of the hedge instrument in calculating effectiveness.
Response:
As stated in the response above, United includes all applicable terms of the commercial loan and hedging instrument when assessing effectiveness, and thus does not exclude any known sources of variability from the effectiveness test. United never assumes that a hedge relationship will be perfectly effective solely because the critical terms of the derivative and the hedged item match. In this relationship, the fixed rates are different because there is not comparable credit risk at

Mr. Kevin Vaughn
May 7, 2007

inception for the commercial loan and the hedging instrument, a condition described in paragraph 70 of Statement 133 that only the short-cut method would allow a company to ignore. In our fair value hedge, the contractual fixed rate to be received by United is 7.17% and the five-year interest rate swap rate is 5.42%. This difference in fixed rates is being taken into consideration by United in our regression analysis performed for purposes of assessing hedge effectiveness and in the measurement of ineffectiveness.
•	Similarly, you state that you are applying a “long-haul” method of hedge accounting in your cash flow hedges of FHLB borrowings. You also state that you assess effectiveness retrospectively and prospectively to ensure that a high correlation exists between the “critical terms” of the hedged item and the hedge derivative. Tell us the terms of the FHLB borrowings and the hedge instruments, including any call or put features, and identify those terms you believed were critical.
Response:
As noted above for the fair value hedge, we did not mean to imply that we utilized a “critical terms match” approach for our cash flow hedges. We do not use such an approach. In assessing effectiveness of the cash flow hedges of FHLB borrowings by the “long-haul” method of hedge accounting, United considers all terms of the FHLB borrowings and the hedge instruments and does not identify some terms as “critical” and other terms as “non-critical.” Below is a summary of the terms for both the FHLB borrowings and the hedge instruments that United is taking into account in our effectiveness testing. There are no call or put provisions in either the FHLB borrowings or the hedge instruments.

Applicable Terms	FHLB Advance	Hedging Instrument

Notional Amount	$100,000,000	$100,000,000

Floating Rate	1 Month LIBOR plus 0.075%	1 Month LIBOR plus 0.075%

Term	5 Years	5 Years

Maturity Date	8/23/2011	8/23/2011

Interest Payment Frequency	Monthly on the 23rd beginning 9/23/06	Monthly on the 23rd beginning 9/23/06

Rate Reset Frequency	Monthly on the 23rd beginning 9/23/06	Monthly on the 23rd beginning 9/23/06

Mr. Kevin Vaughn
May 7, 2007

Applicable Terms	FHLB Advance	Hedging Instrument

Notional Amount	$100,000,000	$100,000,000

Floating Rate	1 Month LIBOR plus 0.075%	1 Month LIBOR plus 0.075%

Term	10 Years	10 Years

Maturity Date	8/23/2016	8/23/2016

Interest Payment Frequency	Monthly on the 23rd beginning 9/23/06	Monthly on the 23rd beginning 9/23/06

Rate Reset Frequency	Monthly on the 23rd beginning 9/23/0	6 Monthly on the 23rd beginning 9/23/06

•	Separately tell us if there were any other terms that you excluded from your effectiveness testing for this hedge because you did not consider them critical.
Response:
As stated in the response above, United includes all applicable terms of the FHLB borrowings and hedging instruments when assessing effectiveness and thus does not exclude any known sources of variability from the effectiveness test. United never assumes that a hedge relationship will be perfectly effective solely because the critical terms of the derivative and the hedged item match. A quantitative assessment of effectiveness (i.e. regression analysis) is performed to ensure that the hedge transaction is highly effective. Any ineffectiveness is appropriately accounted for in earnings in accordance with paragraph 30 of Statement 133.
•	For each of your hedges, tell us whether any known sources of variability between the hedge instrument and the hedged item are excluded from the effectiveness test.
Response:
As previously stated, there are no known sources of variability between the hedge instrument and the hedged item that are excluded from the effectiveness test.

Mr. Kevin Vaughn
May 7, 2007

2.	Please address the following regarding the top paragraph on page 3 of your response letter dated April 12, 2007. You state that “hedge ineffectiveness is measured by using the change in fair value method which is one of the alternatives in DIG G:7 for applying the dollar offset method for cash flow hedges.” You also state “It also explains the typical application of measuring hedge ineffectiveness for fair value hedges.”
•	Please explain more clearly what you mean here.

•	Does the “it” you are referring to mean the change in fair value method or the dollar offset method?

•	Please clearly tell us what method you use to measure hedge ineffectiveness for your cash flow hedges.

•	Separately, tell us the method you use to measure hedge ineffectiveness for your fair value hedges.
Response:
To measure ineffectiveness for the cash flow hedges, United utilizes “Method 3: Change in Fair Value Method,” which is one of the three acceptable methods described in DIG Issue G7 for measuring ineffectiveness related to cash flow hedges. To measure ineffectiveness for the fair value hedge, United recognizes both the change in the fair value of the derivative and the change in the fair value related to the hedged item attributable to the hedged risk, directly in earnings, with associated ineffectiveness due to any difference in the changes in the fair values is accordingly recognized in earnings.
The “it” referred to in our previous response refers to the Change in Fair Value Method. Our point in the previous response is that Methods 1 and 2 of DIG Issue G7 (Change in Variable Cash Flows Method and the Hypothetical Derivative Method) for measuring ineffectiveness of cash flow hedges do not have a comparable counterpart in the fair value hedge model.
If you should have any further questions regarding the filing, please do not hesitate to contact the undersigned at (304) 424-8701.
Sincerely,
/s/ Richard M. Adams
Richard M. Adams
Chairman of the Board and
Chief Executive Officer